UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-________

In the matter of:	x
IndexIQ ETF Trust; and	x
IndexIQ Advisors LLC	x
x

Application to Amend the Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

IndexIQ ETF Trust	IndexIQ Advisors LLC
c/o Gregory Bassuk	c/o Gregory Bassuk
IndexIQ Advisors LLC	800 Westchester Avenue, Suite N-611
800 Westchester Avenue, Suite N-611	Rye Brook, NY 10573
Rye Brook, NY 10573

With a copy to:

Kathleen H. Moriarty, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022

Page 1 of 35 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on November 6, 2009

	F.	Changes to Disclosure Requirements to conform with the Summary Prospectus Rule.	28
IV.	Request for Relief		28
V.	Express Conditions to this Application		29
VII.	Names and Addresses and Procedural Matters		30
VIII.	Authorization and Signatures		33
Appendix A Verification of Application and Statement of Fact			34

I. Introduction

     A. Summary of Application

     IndexIQ ETF Trust (“Trust”) currently operates pursuant to an order granted by the Securities and Exchange Commission (“ Commission”) on March 20, 20091 (“Prior Order”). In this amendment dated November 2, 2009 (“Application”) to the Fifth Amended and Restated Application for an Order dated as of March 10, 2009 (“Prior Application”), the undersigned applicants (“Applicants”)2 apply for and request an order amending the Prior Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12 (d)(1)(B) of the Act (referred to herein as the “Amended Order”). All defined terms contained in the Prior Application are equally applicable to this Application unless expressly modified or altered herein.

     The Prior Order permits, among other things:

(i)	the Funds to issue their Shares redeemable in large aggregations only;

(ii)	secondary market transactions in Shares to be effected at negotiated market prices rather than at NAV on a national securities exchange such as NYSE Arca;

(iii)	relief from the seven (7) calendar day redemption requirement for certain Funds under certain circumstances;

1 See, IndexIQ ETF Trust, et al., Investment Company Release Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order).

[2] All existing entities that intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the Application.

(iv)	certain affiliated persons of the Funds to deposit securities into, and receive securities from, such Funds in connection with the purchase and redemption of aggregations of Shares of such Funds;

(v)	Acquiring Funds to acquire Shares of certain Funds beyond the limits of Section 12(d)(1)(A) of the Act; and

(vi)	certain Funds and/or any Broker registered under the Exchange Act to sell Shares to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the Act.

Applicants seek to amend the Prior Order as described below. Applicants propose to:

(i)	amend the terms “Index” and “Indexes” defined in the Prior Application to include indexes that are comprised of domestic and foreign debt instruments (“Debt Indexes”), to permit the Trust to issue Funds based on stated Underlying Debt Indexes (“Debt Funds”) and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in Section III.A. of this Application;

(ii)	further amend the terms “Index” and “Indexes” defined in the Prior Application to include indexes that are comprised of a combination of Debt Securities defined below and Equity Securities (“Debt-Equity Indexes”), to permit the Trust to issue Funds based on stated Underlying Debt-Equity Indexes (“Debt-Equity Funds”) and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in Section III.B. of this Application[3];

(iii)	further amend the terms “Index” and “Indexes” defined in the Prior Application to include indexes that primarily focus on domestic and/or foreign debt and/or equity securities and that apply a strategy referred to as “130/30” (“130/30 Indexes”), to permit the Trust to issue Funds that are based on stated Underlying 130/30 Indexes (“130/30 Funds”) and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in Section III.B.2 of this Application;

(iv)	amend the term “Index Constituents” defined in the Prior Application to include one or more specified Financial Instruments in the composition of an Underlying Index;

[3] All Funds, including the Debt Funds and the Debt-Equity Funds, that Applicants may establish in the future that (i) are advised by the Advisor or an entity controlled by or under common control with the Advisor; and (ii) comply with the terms of the Prior Order, as amended by this Application, are referred to collectively as “Future Funds.” Each of the Future Funds will be based on a specific domestic or foreign equity or debt securities index, or combination thereof in the case of any Debt-Equity Fund, each of which is referred to as a “Future Underlying Index,” and together with the underlying indices of the Initial Funds and the Additional Funds, collectively referred to as the “Underlying Indexes.”

(v)

clarify that the Trust is permitted to use a combination of replication and representative sampling strategies as described in the Prior Application in connection with the investment of the assets of any Fund that is based on an Underlying Index comprised of at least one ETF Index Constituent;

(vi)

amend the terms and conditions of the Prior Application such that all representations and conditions contained in the Prior Application and this Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

     Applicants believe that the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund; and that the proposed transactions are consistent with the general purposes of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The relief requested herein by Applicants will be referred to as “Relief”. Applicants also request that the Relief apply to (i) the Funds of the Trust described in the Prior Application, as well as (ii) any future series of the Trust that may be established and will operate in substantially similar fashion to the Funds described herein and the Funds described in the Prior Application as amended by this Application.

     The requested relief with respect to the (i) Debt Funds is very similar to the prior relief granted by the Commission to other exchange-traded funds holding debt securities, such as the Market Vectors ETF Trust, Claymore Exchange-Traded Trust, PowerShares Exchange-Traded

Funds Trust and ETF Advisors Trust (collectively, “Prior Debt ETFs”)4, (ii) Debt-Equity Funds is very similar to the prior relief granted by the Commission to HealthShares, Inc.5, (iii) 130/30 Funds is very similar to the prior relief granted by the Commission to ProShares Trust and Rafferty Asset Management, LLC 6, and (iv) the use of combined replication and representative sampling strategies is a clarification of the prior relief granted by the Commission to the Applicants in the Prior Order7.

     No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II. Background

     A. Applicants

     IndexIQ ETF Trust was organized under the laws of the Delaware as a statutory trust on July 1, 2008. The Trust is registered with the Commission under the Act as a series open-end management investment company authorized to offer an unlimited number of Funds. The Trust currently offers and sells Shares of certain Funds pursuant to a registration statement filed with the Commission on Form N-1A, as amended8 (“Registration Statement”). Applicants request that any Amended Order issued in respect of this Application apply equally to any Fund that

[4] See, Van Eck Associates Corporation et al., Investment Company Release Nos. 28007 (September 28, 2007) (notice) and 28021 (October 24, 2007) (order); Claymore Exchange-Traded Fund Trust, Investment Company Release Nos. 27982 (September 26, 2007) (notice) and 28019 (October 23, 2007) (order); PowerShares Exchange-Traded Fund Trust et al., Investment Company Release Nos. 27811 (April 30, 2007) (notice) and 27841 (May 25, 2007) (order) and ETF Advisors Trust et al., Investment Company Release Nos. 25725 (September 3, 2002) (notice) and 25759 (September 27, 2002) (order), among others (collectively, “Prior ETF Debt Orders”).

[5] See, HealthShares, Inc, et al., Investment Company Release Nos. 27844 (May 29, 2007) (notice) and 27871(June 21, 2007)(order).

[6] See, ProShares Trust et al., Investment Company Release Nos. 28696 (April 14, 2009) (notice) and 28724 (May 12, 2009 (order) and Rafferty Asset Management, LLC et al., Investment Company Release Nos. 28889 (August 27, 2009) (notice) and 28905 (September 22, 2009) (order).

[7] See, Section II.K. of the Prior Application entitled “Investment Objectives and Policies” (“Section II.K.”).

[8] File No. 333-152915.

operates pursuant to the terms and conditions of the Prior Application as revised by this Application. Each Fund will be advised by IndexIQ Advisors LLC (“Advisor”), or an entity controlled by or under common control with the Advisor. Applicants will not seek to register any Fund or list the Shares of any Fund without complying with all applicable listing rules of the primary listing Exchange.

     The Advisor may enter into subadvisory agreements with additional investment advisors who may serve as SubAdvisor to the Trust and any of its series. As stated in the Prior Order, any SubAdvisor to the Trust or a Fund will be registered under the Advisers Act.

 III. Applicants’ Proposal

A.	Debt Funds.

1.	General

     As stated above, the Trust intends to issue a series of Debt Funds based on Underlying Debt Indexes that are comprised of public, taxable and tax-exempt, fixed income and other debt securities and debt instruments including, but not limited to, domestic and international corporate dollar-denominated notes and bonds, domestic government, international and supra-national dollar-denominated notes and bonds, mortgage-backed securities (“MBS”),9 asset-backed securities (“ABS”) and commercial mortgage-backed securities (“CMBS”), and exchange-traded notes that are listed on a U.S securities exchange (“ETNS”) (collectively, “Debt Securities”). Applicants believe that this amendment will allow the Trust to offer an array of Funds based on Debt Securities to potential investors who are interested in exposure to this class of investment.

[9] As used herein, MBS refers to a category of pass-through securities backed by pools of mortgages and issued by one of several U.S. government-sponsored enterprises: the Government National Mortgage Association, known as Ginnie Mae; the Federal National Mortgage Association, known as Fannie Mae; or the Federal Home Loan Mortgage Corporation, known as Freddie Mac. In the basic pass-through structure, mortgages with similar issuer, term, and coupon characteristics are collected and aggregated into a pool. The pool is assigned a CUSIP number and undivided interests in the pool are traded and sold as MBS. The holder of an MBS is entitled to a pro rata share of principal and interest payments (including unscheduled prepayments) from the pool of mortgage loans.

     Each Debt Index will be a debt index developed by FDH and derived from the application of their Rules-Based Process. Each Debt Index will meet the criteria for indexes contained in the “generic listing standards” for ETFs investing in debt securities adopted by the Exchanges.

     Therefore, Applicants propose to amend the Prior Application by permitting the Trust to issue Debt Funds based on their Underlying Indexes and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in this Section of the Application. Applicants submit that amending the Prior Application by including the term “Debt Index(es)” in the definition of the terms “Index” and “Indexes”, respectively, in the Prior Application and to permit the Trust to issue Debt Funds as described below would be consistent with the terms and conditions of the Prior Order.

2.	Portfolio Holdings — Debt Funds

     The Debt Funds will be managed and operate in the same manner as, and be subject to the same representations made with respect to the Funds as is expressly stated in the Prior Application as well as those stated herein. The Portfolio Holdings of each Debt Fund will be selected in the manner described in the Prior Application and the investment techniques currently used by the Trust and described in Section II.K. of the Prior Application will be used to achieve each Debt Fund’s individual investment objective; that is, the Advisor or any SubAdvisor will utilize a replication strategy (“Replication Strategy”), a representative sampling strategy (“Sampling Strategy”) or a combination of both approaches. When using a Sampling Strategy, the Advisor or any SubAdvisor will attempt to match the return and risk characteristics of the portfolio of a Debt Fund to the return and risk characteristics of its Underlying Index. The Advisor generally looks at the parameters that determine a particular Debt Security’s expected return and risk, such as duration, issuer, type (e.g., pre-refunded or insured) sector, credit rating, coupon or embedded interest, and then compares the results to the same parameters of the

Underlying Index as a whole. The Advisor or any SubAdvisor may include or exclude certain Index Constituents of the Underlying Debt Index to create a more liquid portfolio and/or to improve arbitrage opportunities, and the Advisor believes that this sampling technique will permit the substitution of a more liquid Deposit Security for a less liquid Index Constituent with similar characteristics.

     Each Debt Fund will invest (x) at least 80% of its assets (“80% Asset Basket”) in some or all of the Index Constituents of its Underlying Index and/or Financial Instruments and Money Market Instruments that have economic characteristics that are substantially identical to the economic characteristics of such Index Constituents and (y) its 20% Asset Basket in Non-Constituents, which include Financial Instruments as well as debt securities that are not Index Constituents of a Fund’s Underlying Index. The Advisor may invest in Money Market Instruments rather than in Index Constituents when it would be more efficient or less expensive for the Fund. Also, each Debt Fund may invest in Money Market Instruments as “cover” for Financial Instruments, for liquidity purposes, or to earn interest and may also invest its assets in Cash. Applicants note that although a Debt Fund may be permitted to hold more than 20% of its total assets in Financial Instruments, it nevertheless will comply with Section 18 of the Act, the rules adopted thereunder and the Commission staff’s positions with respect thereto. Therefore, Debt Funds holding in excess of 20% of their total assets in Financial Instruments will be subject to the same safeguards and restrictions as the Initial Funds and all other Funds holding less than 20% of their total assets in Financial Instruments. If Applicants’ request that the definition of the term “Index Constituents” be amended to include Financial Instruments10 is granted, Debt Funds

[10] See Section III.D. below for Applicants’ request that Financial Instruments be included in the definition of Index Constituents.

may be based on Underlying Indexes that include one or more specified Financial Instruments as Index Constituents.

     Debt Funds also may be based on Underlying Indexes that contain component bonds with embedded options as Index Constituents and therefore such Funds may accept such bonds as Deposit Securities. The Advisor does not believe that the inclusion of bonds with embedded options as either Index Constituents or Deposit Securities should have a material impact on either the creation, redemption or arbitrage mechanisms for such Funds, as each Underlying Index will include U.S. Treasury (“Treasury”) securities and/or other liquid government and/or corporate Debt Securities.

3.	Purchase of Creation Units — Debt Funds

     Applicants intend to use mortgage “TBAs”, not specific MBS pools, among the Deposit Securities required to purchase a Creation Unit of a Debt Fund and among the Fund Securities receivable upon redeeming a Creation Unit of a Debt Fund. A “TBA” is a method of trading mortgage-backed securities.11 As is the practice used by Prior Debt ETFs that invest in MBS, prospective investors in any Debt Fund holding MBS will be asked to substitute the cash value of the mortgage TBAs in lieu of the actual TBAs when constituting the Portfolio Deposit (except in the limited circumstances set forth in the next paragraph). The Advisor will use the cash to buy the appropriate TBA securities, which at settlement will become specific MBS pools. For redemptions, the Advisor will sell mortgage TBAs and include cash in the Redemption Payment

[11] A “TBA transaction” essentially is a purchase or sale of a pass-through security for future settlement at an agreed-upon date. Most MBS trades are executed as TBA transactions. TBA transactions increase the liquidity and pricing efficiency of transactions in MBS because they permit similar MBS to be traded interchangeably pursuant to commonly observed settlement and delivery requirements. The Fund’s Advisor intends to use the cash to buy the appropriate TBA securities, which at settlement will become specific MBS pools. For redemptions, the Advisor generally will sell mortgage TBAs and include cash in the redemption basket.

along with the other Fund Securities on the current Redemption List (except in the circumstances set forth in the next paragraph).

     The Advisor reserves the right not to include cash in connection with the purchase or redemption of one or more Creation Units of Debt Funds holding MBS in place of mortgage TBAs, but rather to substitute Treasury securities of equivalent value and duration as the mortgage TBAs. The Advisor intends to exercise this right (a) only for trades placed after 2:00 p.m. Eastern time or, on days when the Bond Market Association recommends an early bond market close (typically the day before a holiday of holiday weekend), two hours before the recommended closing,12 and (b) only when, in the Advisor’s discretion, delivering cash could have a dilutive effect on the fund’s NAV.13 In any situation where the Advisor elects to substitute Treasury securities for cash, the Advisor will promptly notify the investor placing the order and the investor will have an opportunity to withdraw the order before it is accepted (and in no event will an order be accepted after 4:00 p.m. Eastern time). Any requirement to substitute Treasury securities for cash in the creation or redemption basket will be applied equally to all subsequent creation or redemption orders placed and accepted on that day. The Prospectus and SAI for each Debt Fund will disclose the possibility and circumstances of this substitution, including the opportunity to withdraw orders, in any discussion of the creation and redemption process.

4.	Placement and Acceptance of Creation Orders — Debt Funds

     The Distributor will transmit all purchase orders to the relevant Debt Fund in the same manner and pursuant to the same conditions described in the Prior Application under Section II.N.

[12] The Advisor requires a two hour period to ensure that it will have sufficient time to invest a purchaser’s cash in securities or sell portfolio securities to raise cash to satisfy redemptions.

[13] Dilution is possible because a Debt Fund’s 4:00 p.m. NAV is calculated from data supplied by third party vendors using 3:00 p.m. data. If developments in the bond market after 3:00 p.m. cause a mortgage TBA to decrease (increase) in value, but not enough to trigger fair value pricing processes, the presence of cash in the redemption (creation) basket could have a dilutive effect.

entitled “Sales of Fund Shares” (“Section II.N.”) except as otherwise stated herein. So, too, a Debt Fund may reject any order that is not in proper form. After a Debt Fund has accepted a purchase order and received delivery of the Deposit Securities and the Balancing Amount, DTC will instruct the Debt Fund to initiate “delivery” of the appropriate number of Creation Units to the book-entry account specified by the purchaser. The Custodian shall then notify the Advisor and the Distributor. The Distributor will furnish a Prospectus and a confirmation order to those placing purchase orders.

5.	Payment Requirements for Creation Units — Debt Funds

     Payment with respect to Creation Units placed through the Distributor will be made in the same manner and pursuant to the same conditions as specified in Section II.N.; generally, purchasers will make an “in-kind” deposit with each Debt Fund of the Deposit Securities together with the requisite Balancing Amount, except that Treasury Securities may be required for deposit in the circumstances discussed above. As is the case for all of the Trust’s Funds, the Advisor or the SubAdvisor will make available on each Business Day, prior to the opening of trading on the Exchange, the Creation List for each Debt Fund. Applicants note that information about the intra-day and closing prices for the Deposit Securities in the Portfolio Deposit of each Debt Fund is readily available to the marketplace.14

[14] Authorized Participants and other market participants have several ways to access the intra-day prices for the securities on comprising each Debt Fund’s Deposit Basket and the Redemption List. For example, intra-day prices for Treasury Securities, U.S. government agency securities, and mortgage TBAs are available from Bloomberg and Tradeweb. Intra-day prices for corporate bonds are available from the Trade Reporting and Compliance Engine (commonly known as “TRACE”). In addition, intra-day prices for each of these securities are available by subscription or otherwise to clients of major U.S. bond dealers. Closing bond prices are readily available from published or other public sources, such as TRACE, or on-line client-based information services provided by Bloomberg, Tradeweb, various bond dealers, and other pricing services commonly used by bond mutual funds.

6.	Redemption — Debt Funds

     Shares of Debt Funds in Creation Units will be redeemable on any day on which the NYSE is open in exchange for Fund Securities on the current Redemption List as designated by the Advisor plus the Cash Redemption Payment. Applicants currently contemplate that Creation Units of each Debt Fund will be redeemed principally “in kind,” except that cash will be substituted in lieu of Fund Securities that are mortgage TBA transactions, as noted above. In addition, a Debt Fund may make redemptions partly in cash in place of transferring one or more Fund Securities on a Redemption List to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted due to unusual circumstances. This could happen if the redeeming investor is unable, by law or policy, to own a particular Fund Security. Information about the intra-day and closing prices for the Securities in the Redemption List of each Debt Fund is also readily available to the marketplace. 15

7.	Settlement and Clearance – Debt Funds

     As a general matter, purchase orders for Creation Units of Debt Funds in which Debt Securities are designated as Deposit Securities cannot be made through the NSCC system as described in Section II.N. of the Prior Application. Therefore, the Debt Securities will settle (i) via free delivery through the Federal Reserve’s Fedwire System (“Fedwire System”) for U.S. government securities (including Treasury securities) and MBS, and cash, (ii) through DTC for U.S. corporate, ABS, CMBS and U.S. non-corporate and (iii) Euroclear, or other foreign settlement and clearance system (collectively, “Foreign Settlement System”) for non-U.S. Debt Securities. The shares of each Fund will settle through DTC. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares of a Debt Fund

[15] See, footnote 14, supra.

only upon validation that the requisite Deposit Securities have settled correctly or that required collateral is in place.

     More specifically, purchase orders for Creation Units of Debt Funds holding Debt Securities will settle as follows. On settlement date T+3, an Authorized Participant will transfer Debt Securities in a Deposit Basket that are: (i) U.S. corporate, ABS, CMBS and U.S. non-corporate Securities (other than U.S. government securities and MBS) through DTC, (ii) U.S. government securities and MBS, together with any cash, to the Custodian through the Fedwire System and (iii) non-U.S. Debt Securities through a Foreign Settlement System. Once the Custodian has verified the receipt of all of such Debt Securities (or in the case of failed delivery of one or more Debt Securities, collateral in the amount of 105% or more of the missing Debt Securities, which will be marked to market each day that the failed delivery remains undelivered) and any required cash (consisting of the Balancing Amount and Transaction Fee), the Custodian will notify the Distributor and the Advisor. Upon receipt of such notification, the Debt Fund will issue Shares in Creation Units and the Custodian will deliver the Shares to the Authorized Participant through DTC. DTC will then credit the Authorized Participant’s DTC account.

     The clearance and settlement of redemption transactions for Creation Units of Debt Funds holding Debt Securities is essentially the reverse of the process described above. After a Debt Fund has received a redemption request in proper form and the Authorized Participant has transferred Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities on the current Redemption List plus the Cash Redemption Payment, if any. On T+3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer the Fund Securities that are (i) U.S. corporate, ABS, CMBS and U.S. non-corporate securities (other than U.S. government securities and MBS)

through DTC; (ii) U.S. government and MBS, together with any cash, through the Fedwire System and (iii) non-U.S. Debt Securities through a Foreign Settlement System.

     Authorized Participants will be required to provide collateral to cover the possibility of failed delivery of one or more Debt Securities in connection with an “in-kind” creation of Shares. As mentioned above, in case of a failed delivery of a Debt Security that is a Deposit Security, the affected Debt Fund will hold the collateral until the delivery of such Debt Security. In this way, the Debt Fund will be protected from failure to receive the Debt Security because the Custodian will not effect the Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Debt Securities (or collateral for failed Debt Securities) and any required Balancing Amount in cash. In the case of redemption transactions, a Debt Fund similarly will be protected from failure to receive Creation Units because the Custodian will not effect the Debt Fund’s side of the transaction (the delivery of Fund Securities on the current Redemption List and any Cash Redemption Payment owed to the Authorized Participant) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Creation Units.

     In order to simplify the transfer agency process and align the settlement of Shares of the Debt Funds with the settlement of the Debt Securities, Applicants plan to settle transactions in all fixed income instruments, cash, and Shares on the same T+3 settlement cycle.16

[16] Applicants note that Shares of the Debt Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each such Debt Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares T+3 settlement date. As with other investment companies, the Act requires the Debt Funds to calculate NAV based on the current market value of the portfolio investments, and does not permit the Debt Funds to reflect the NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Debt Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Debt Funds. The Exchange market makers and other institutional investors who would take

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8.	Availability of Information Regarding Debt Fund Shares and their Underlying Indexes

     Except as noted herein, Applicants expect that information regarding the Debt Funds and their respective Underlying Indexes will be made available as described in the Prior Order. Applicants note that the Underlying Indexes for the Debt Funds are calculated and published once a day, not every 15 seconds during the day. End of day prices of each Debt Fund’s Deposit Securities are readily available from various sources such as S&P, Interactive Data Corporation, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information of the Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of shares of other Prior Debt ETFs that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packages, analyzed and widely disseminated to the investing public.

     The Trust intends to file one or more Post-Effective amendments to its Registration Statement and to seek to have them declared effective, so that it may offer Shares of its Debt Funds, which will be discussed in greater detail in such Post-Effective amendments.

(continued...)

advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities. Certain Prior Debt ETFs also settle transactions on T+3 settlement cycles; see, e.g., debt ETFs offered by Van Eck and Claymore.

B.	Debt-Equity Index Funds

1.	General

     As stated above, the Trust also intends to issue a series of “Debt-Equity Funds” based on Underlying Debt-Equity Indexes whose Index Constituents are comprised of Domestic and/or International Debt Securities and Equity Securities. Applicants believe that, given the increasing investor use of asset allocation strategies that include both equity and debt exposure, this amendment will permit the Trust greater flexibility and allow the Trust to offer a wider array of Funds to potential investors interested in these strategies in a more convenient and cost-effective manner. The Debt-Equity Funds may include a typical tactical allocation strategy whereby, on a periodic basis, FDH’s rules-based strategy would re-weight the allocations to equities and debt in the Underlying Index based on various investment parameters. Therefore, Applicants propose to amend the Prior Application by permitting the Trust to issue Debt-Equity Funds, to use their Underlying Debt-Equity Indexes and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in this Application. Applicants submit that amending the Prior Application by including the term “Debt-Equity Index(es)” in the definition of the terms “Index” and “Indexes”, respectively, in the Prior Application and to permit the Trust to issue Debt-Equity Funds as described below would be consistent with the terms and conditions of the Prior Order.

2.	The Debt-Equity Indexes-Selection Requirements

     Applicants have constructed the Debt-Equity Indexes to provide each Debt-Equity Fund’s exposure to a diversified mix of asset classes, principally stocks and bonds, to seek to prudently maximize capital appreciation over time. Each Debt-Equity Index automatically rebalances its investment portfolio, periodically altering the portfolio’s allocations among each asset class, based on various criteria. Each Debt-Equity Index created by FDH will meet the criteria for indexes contained in the “generic listing standards” for ETFs investing in domestic or foreign debt securities, and the criteria for indexes contained in the “generic listing standards” for ETFs investing in domestic or foreign equity securities, respectively, as adopted by the Exchanges.

3.	Portfolio Holdings — Debt-Equity Funds

     The Debt-Equity Funds will be managed and operate in the same manner as, and be subject to the same representations made with respect to the Funds as is expressly stated in the Prior Application as well as those stated herein. So, for example, the debt Portfolio Holdings of the Debt-Equity Indexes will be chosen as described in Section III.B.1. above and the equity Portfolio Holdings of the Debt-Equity Indexes will be chosen as described in the immediately preceding paragraph. Also, the investment techniques currently used by the Trust and described in the Prior Application and as described in Section III.B.2. above will be used to achieve each Debt-Equity Fund’s individual investment objective; that is, the Advisor or any SubAdvisor will utilize a Replication Strategy, a Sampling Strategy or a combination of both approaches.

     In addition, each Debt-Equity Debt Fund will invest (x) its 80% Asset Basket in some or all of the Index Constituents of its Underlying Index17 and/or Financial Instruments and Money Market Instruments that have economic characteristics that are substantially identical to the economic characteristics of such Index Constituents and (y) its 20% Asset Basket in Non-Constituents, which include Financial Instruments as well as debt and equity securities that are not Index Constituents of a Debt-Equity Fund’s Underlying Index, all in the same manner as described in Section III.A.2. above. Further, if Applicants’ request that the definition of the term “Index Constituents” be amended to include Financial Instruments is granted, Debt-Equity Funds may be based on Underlying Indexes that include one or more specified Financial Instruments as

[17] See footnote 10, supra.

Index Constituents. Also, a Debt-Equity Fund may accept such bonds with embedded options as Deposit Securities as described in Section III.A.2. above. Also, the Advisor may invest in Money Market Instruments, and invest the Fund’s assets in Cash, in the same manner and for the same purposes set forth in Section II.K. of the Prior Application. Further, as described in Section III.A.2 above, each Debt-Equity Fund permitted to hold in excess of 20% of its total assets in Financial Instruments will nevertheless comply with Section 18 of the Act, the rules adopted thereunder and the Commission staff’s positions with respect thereto.

4.	Purchase/Redemption of Creation Units — Debt-Equity Funds

     The Debt-Equity Funds will issue their Shares and redeem them in the same manner as described in Section III.A above and pursuant to the same conditions as specified in the Prior Application unless otherwise amended herein.

5.	Settlement and Clearance – Debt-Equity Funds

     The Debt-Equity Funds will settle and clear (x) the debt Portfolio Securities relating to their respective Underlying Debt-Equity Indexes in the manner described in Section III.A.7. above and (y) the equity Portfolio Securities relating to their respective Underlying Debt-Equity Indexes in the manner described in Section II.N.

6.	Availability of Information Regarding Debt-Equity Fund Shares and their Underlying Indexes

     Applicants expect that information regarding the Debt-Equity Funds and their respective Underlying Debt-Equity Indexes will be made available as described in Section III.A.8. above and Section II.V of the Prior Application. Applicants note that as the Debt-Equity Indexes will each contain certain Debt Securities, they will be calculated and published once a day, rather than every 15 seconds during the day, for the same reason as set forth in Section III.A.8. above.

     The Trust intends to file one or more Post-Effective amendments to its Registration Statement and to seek to have them declared effective, so that it may offer Shares of its Debt-Equity Funds, which will be discussed in greater detail in such Post-Effective amendments.

C.	“130/30 Funds”

1.	General

     As stated above, the Trust proposes to issue 130/30 Funds as described in this Section. In general, “130/30” strategies refer to strategies that: (i) establish long positions in securities such that total long exposure amounts to approximately 130% of a Fund’s net assets; and (ii) simultaneously establish short positions in other securities such that total short exposure amounts to approximately 30% of such Fund’s net assets. Therefore, Applicants propose to amend the Prior Application by permitting the Trust to issue 130/30 Funds, to use their relevant Underlying 130/30 Indexes and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in this Section of this Application. Applicants believe that this amendment will permit the Trust to issue a series of Funds that will provide potential investors with a convenient and cost-effective method of participating in 130/30 strategies.

     Applicants observe that there are many mutual funds that employ an actively-managed 130/30 strategy. The portfolio managers of these funds exercise investment discretion and select both long positions and short positions based upon their judgment and any constraints imposed on them.

     Applicants intend that the Trust’s 130/30 Funds will employ a 130/30 approach, but, in contrast to actively managed mutual funds employing 130/30 strategies, the 130/30 Funds will operate as indexed Funds. The Advisor will not actively select positions for the 130/30 Funds; rather the 130/30 Funds will seek to produce the return of a stated Underlying Index that utilizes a

130/30 strategy. The Underlying Index for each 130/30 Fund will be generated pursuant to a Rules-Based Process based on specified factors to determine the Index as well as the weighting of its individual Index Constituents, both long and short. As with the other Underlying Indexes, the Underlying Indexes for the 130/30 Funds will have a well developed, fully specified Rules-Based Process, and be created and operated by FDH as the Index Provider.

2.	Portfolio Holdings —130/30 Funds

     Applicants intend that the 130/30 Funds will be managed and operate in essentially the same manner as the Trust’s other Funds described in the Prior Application because they will seek to hold portfolio positions intended to produce the return of their respective Underlying Indexes. Therefore, the 130/30 Funds will be subject to the same representations made with respect to the trust’s other Funds as expressly stated in the Prior Application except as described in this Section of the Application.

     With respect to a 130/30 Fund’s 130% of net assets long position, each such Fund plans to hold a combination of Index Constituents and total return swap positions that correlate with the leveraged long (130%) portion of its Underlying Index (“Long Positions”). With respect to a 130/30 Fund’s 30% of net assets short position, each such Fund expects to hold total return swap positions that correlate to the short (-30%) portion of its Underlying Index (“Short Positions”). Each 130/30 Fund will hold at least 80% of its total assets (exclusive of Regulatory Collateral) in the Index Constituents that are specified for the Long Positions in its Underlying Index. For example, assuming that a 130/30 Fund’s total assets equal $100, such Fund would invest at least $80 (i.e., 80%) directly in Index Constituents representing the Long Positions of its Underlying Index. The remaining $20 (i.e., 20% Asset Basket) could be invested in such Index Constituents, and/or Non-Constituents, Money Market Instruments and Cash as described above in Section III.A.2. The 130/30 Fund would then enter into Financial Instruments to replicate the remaining

30% Long Positions and 30% Short Positions as dictated by its Underlying Index. The requisite amount of the liquid assets in the 130/30 Fund would be used as Regulatory Collateral for these derivative positions.

3.	Purchase/Redemption of Creation Units — 130/30 Funds

     Unlike the in-kind creation and redemption process for the Funds as described in the Prior Application, Creation Units of each 130/30 Fund will generally be purchased/redeemed for specified Deposit Securities/Fund Securities and cash, or solely for an All-Cash Payment. The prospectus for each 130/30 Fund will disclose that a Creation Unit can be purchased with and redeemed for either: (i) in-kind Deposit Securities and Fund Securities, respectively, plus cash; or (ii) an All-Cash Payment. The Advisor generally intends to permit each Authorized Participant to choose whether to create or redeem using an All-Cash Payment or in-kind Deposit Securities and Fund Securities, respectively, plus cash. The Advisor may permit only one method, however, if in its sole discretion it believes that the alternative method of creation or redemption would be, or potentially would be, harmful to shareholders or the Fund (e.g., adverse tax consequences). There will be no Short Positions in the list of Deposit Securities or in the list of Fund Securities on the Redemption List for 130/30 Funds.

4.	Settlement and Clearance – 130/30 Funds

     The 130/30 Funds will settle and clear (x) cash and debt Portfolio Securities relating to their respective Underlying 130/30 Indexes in the manner described in Section III.A.7. above and (y) equity Portfolio Securities relating to their respective Underlying 130/30 Indexes in the manner described in Section II.N.

5.	Availability of Information Regarding 130/30 Fund Shares and their Underlying Indexes

     Applicants expect that information regarding each 130/30 Fund and its Underlying 130/30 Index will be made available as described in Section III.A.8. above and Section II.V of the Prior Application. Applicants note that if a 130/30-Equity Index contains certain Debt Securities, it will be calculated and published once a day, rather than every 15 seconds during the day, for the same reason as set forth in Section III.A.8. above.

     The holdings file made publicly available on the Website will include Deposit Basket information as well as information relating to derivatives in the Long and Short Positions so that the intraday value of each 130/30 Fund can accurately be calculated. Applicants intend that the investment characteristics of the derivatives in the 30% Short Positions as well as the remaining 30% Long Positions not held directly in Index Constituents will be described in sufficient detail for market participants to understand the principal investment strategies of the 130/30 Funds and to permit informed trading of such Funds’ Shares.

     The Trust intends to file one or more post-effective amendments to its Registration Statement and to seek to have them declared effective, so that it may offer Shares of its 130/30 Funds, which will be discussed in greater detail in such Post-Effective amendments.

D.	Inclusion of Financial Instruments within the Definition of Index Constituents.

     As stated above, Applicants propose that the definition of Index Constituents in the Prior Application be expanded to include Financial Instruments. Applicants believe that this change will permit the Trust to offer Funds based on a broader array of Underlying Indexes to investors. This inclusion will also provide for more flexible portfolio management, because a Fund using an Underlying Index containing one or more Financial Instruments as Index Constituents will be able to use a Replication Strategy, a Sampling Strategy, or a combination of both strategies, by investing directly in some or all of the Financial Instruments comprising such Underlying Index and therefore more closely track its returns and risks. Several Index Calculation Agents have confirmed to Applicants that they have the ability to include derivatives in their index calculations.

     If the Commission grants this request, one or more Funds may be based on Underlying Indexes that are comprised, in part, of specified Financial Instruments. In such case, the 80% Asset Basket of such Fund(s) will be held in some or all of such Index Constituents, including the specified Financial Instruments, and/or Financial Instruments and Money Market Instruments that have economic characteristics that are substantially identical to the economic characteristics of such Index Constituents. The 20% Asset Basket of each such Fund may be held in Non-Constituents, which include Financial Instruments as well as equity securities or debt securities, if relevant, that are not Index Constituents of such Fund’s Underlying Index, and the Fund may also invest in Money Market Instruments and in Cash as described in Section III.A.2. and Section III.B.3. above. As noted in Section III.A.2. and III.B.3. above, any such Fund which may be permitted to hold in excess of 20% of its total assets in Financial Instruments will nevertheless comply with Section 18 of the Act and the related rules and staff’s positions and therefore will be subject to the same safeguards and restrictions as the Initial Funds and all other Funds which are not permitted to hold in excess 20% of their total assets in Financial Instruments. In light of the foregoing, Applicants believe that amending the Prior Application by including Financial Instruments in the definition of Index Components therein would be consistent with the terms and conditions of the Prior Order.

E.	Combined Replication and Sampling Strategies

     As stated in Section II.K., a Fund using a Replication Strategy may also employ a Sampling Strategy in connection with one or more of the Index Constituents of its Index, when the Advisor believes that so doing will be in the interest of such Fund and its shareholders.

Applicants stated in the Prior Application that such a combination could occur if a Component Security held by the Fund were to experience liquidity problems, thus making a full Replication Strategy difficult, costly or impossible to implement. Also, as stated in Section II.K., a Fund may utilize a Sampling Strategy in cases when there are practical difficulties or substantial costs involved in replicating an Underlying Index comprised of hundreds of Index Constituents, or, when a Component Security has been, and continues to be, illiquid.

     Applicants observe that there are additional circumstances that might cause a Fund to utilize a combination of replication and sampling strategies. For example, a FOF Fund, or any Single-Tier Fund based on an Underlying Index that includes at least one ETF as an Index Constituent, may find it useful or necessary to invest in the ETF Underlying Securities comprising such Underlying ETF rather than in the shares issued by the Underlying ETF in situations where such Fund is precluded from acquiring additional shares of such Underlying ETF, due to compliance with the provisions of Section 12(d)(1)(F) of the Act18 or trading halts or other interruptions in the secondary market. Also, the Advisor might determine that investing in some or all of the ETF Underlying Securities would reduce Acquired Fund Fees and/or produce other cost savings that could be passed on to shareholders if such strategies were implemented. In such circumstances, the Advisor or the SubAdvisor could either follow a Replication Strategy and acquire all of the Underlying ETF Securities, or use a Sampling Strategy so that the Fund will invest in the Underlying ETF Securities that have aggregate investment characteristics, fundamental characteristics and liquidity measures similar to those of the Underlying Index taken in its entirety19. To illustrate, if an Underlying ETF replicates its Underlying ETF Index and holds

[18] See, footnote 16 of Prior Application.
[19] As noted in Section II.K., if a Sampling Strategy is used, a Fund will not be expected to track the price and yield performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Index Constituent with the same weighting as the Underlying Index.

all 50 Index Constituents as its Underlying ETF Securities, the Advisor or SubAdvisor might also follow a Replication Strategy by acquiring each of the 50 Underlying ETF Securities. In other cases, however, the Advisor or SubAdvisor instead might use a Sampling Strategy to acquire some, but not all, of the Underlying ETF Securities, even if the Underlying ETF itself replicates its Underlying ETF Index comprised of hundreds of Index Constituents. In other cases, when following a Sampling Strategy to acquire Underlying ETF Securities of an Underlying ETF that itself samples (rather than replicates) its Underlying ETF Index, the Advisor or SubAdvisor may select Index Constituents different than those held by the Underlying ETF.

     Applicants believe that the Prior Order currently permits this activity; nevertheless, for the avoidance of doubt, Applicants wish to clarify that the Trust is permitted to use a combination of Replication and Sampling strategies as described in the Prior Application in connection with the investment of the assets of any Fund that is based on an Underlying Index comprised of one or more ETF Index Constituents. Applicants believe that this request, if granted, will make clear that any Fund based on an Underlying Index that includes at least one ETF as an Index Component may do any or all of the following: (i) invest directly in the shares of such Underlying ETF(s), (ii) utilize a Replication Strategy to invest in each of the individual ETF Underlying Securities comprising such ETF(s), or (iii) follow a Sampling Strategy to select certain of the individual ETF Underlying Securities comprising such ETF(s) or to select different Index Constituents than those held by such ETF(s), all in the manner described in Section II.K. The Prospectus for each such Fund will contain disclosure describing these alternatives.

     Applicants believe that this clarification will enhance the portfolio management of any Fund based on an Underlying Index that includes at least one Underlying ETF as an Index Constituent by providing meaningful alternatives to a direct investment in the shares of such

ETF. Applicants believe that this request is consistent with the terms and conditions of the Prior Application and within the scope of the Prior Order.

F.	Changes to Disclosure Requirements to conform with the Summary Prospectus Rule.

     Applicants also seek to amend the terms and conditions of the Prior Application to provide that all representations and conditions contained in the Prior Application and the current Application that require each Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to such Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Application and the current application is warranted because the Commission’s amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.

IV. Request for Relief

     Applicants seek an order under Section 6(c) of the Act amending the Prior Order to grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, as well as an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the creation and operation of Debt Funds and Debt-Equity Funds and to permit the above-described changes in the operation of all Funds. Also, Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, for an exemption from Section 12(d)(1)(A) to permit the Debt Funds and Debt-Equity Funds when acting as Acquiring

Funds, to acquire Shares of all Single-Tier Funds20 beyond the limits of Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit such Single-Tier Funds, their principal underwriters and Brokers to sell Shares of such Single-Tier Funds to such Acquiring Funds beyond the limits of Section 12(d)(1)(B). In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit any Single-Tier Fund to sell its Shares to, and redeem its Shares from, any Debt Fund or Debt-Equity Fund acting as an Acquiring Fund that owns 5% or more of such Single-Tier Fund’s Shares.21 Applicants believe that the Section 12(d)(1) Relief requested with respect to the Debt Funds and the Debt-Equity Funds necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V. Express Conditions to this Application

     Applicants agree that any Amended Order of the Commission granting the requested Relief will be subject to the same conditions as those imposed by the Prior Order. All representations and conditions contained in this Application and the Prior Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

[20] See, footnote 50 of the Prior Application.
[21] Applicants do not believe that these transactions are likely to occur with any frequency because most Acquiring Funds will be interested in buying and selling Shares only in secondary market in transactions that do not involve the issuing Fund.

VII. Names and Addresses and Procedural Matters

     The following are the names and addresses of Applicants:

IndexIQ ETF Trust
c/o Adam S. Patti
IndexIQ Advisors LLC
800 Westchester Avenue, Suite N-611
Rye Brook, NY 10573

INDEXIQ ADVISORS LLC
Adam S. Patti
IndexIQ Advisors LLC
800 Westchester Avenue, Suite N-611
Rye Brook, NY 10573

     All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

     1.     Acting by written consent in lieu of a meeting, on November 2, 2009, the managing member of the Advisor adopted the following resolutions authorizing the execution and filing of this Application.

“RESOLVED:	that the officers of the Advisor be, and each of them hereby is, authorized, with the assistance or advice of counsel, to prepare, execute and file, together or in connection with any existing or new series of the Trust (the “Funds”), with the Securities and Exchange Commission, one or more applications that the Advisor deems desirable, advisable or necessary, and any amendments thereto (collectively, the “Applications”), for one or more orders pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

RESOLVED:	that the officers of the Advisor shall have the discretion to cause the Applications to be prepared and filed jointly with other investment companies advised by the Advisor and other affiliated investment advisors; and

RESOLVED:	that the officers of the Advisor be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.”

     2.     Acting by written consent in lieu of a meeting, on November 2, 2009, the board of directors of the Trust adopted the following resolutions authorizing the execution and filing of this Application.

“RESOLVED:	that the officers of the Trust be, and each of them hereby is, authorized, with the assistance or advice of counsel, to prepare, execute and file, jointly with IndexIQ Advisors LLC (the “Advisor”) together or in connection with any existing or new series of the Trust (the “Funds”), with the Securities and Exchange Commission, one or more applications that the Advisor deems desirable, advisable or necessary, and any amendments thereto (collectively, the “Applications”), for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

RESOLVED:	that the officers of the Trust shall have the discretion to cause the Applications to be prepared and filed jointly with other investment companies advised by the Advisor, provided that they determine such a joint filing to be in the best interests of the Trust; and

RESOLVED:	that the officers of the Trust be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.”

     3.     Pursuant to Rule 0-2(c)(1) under the Act, each of the Applicants and the Advisor hereby states that the officer signing and filing this Amended Application on behalf of each Applicant and the Advisor is fully authorized to do so. Under the provisions of the Trust’s and the Advisor’s formation and organizational documents, responsibility for the management of the affairs and business of the Trust and the Advisor is vested in their respective boards of directors, which have adopted the authorizing resolutions set forth above. Accordingly, each of the Trust and the Advisor has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

     4.     The verifications required by Rule 0-2(d) under the Act are attached hereto as Appendix A.

VIII. Authorization and Signatures

     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated November 2, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants request that all written communications concerning the Amended Application be directed to the person and address printed on the Application’s facing page. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ ETF Trust pursuant to the general authority vested in him as President of such trust. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ Advisors LLC pursuant to the general authority vested in him as Chief Executive Officer of such company.

     In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

INDEXIQ ETF TRUST

By:	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	President
Dated:	November 2, 2009

INDEXIQ ADVISORS LLC

By:	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	Chief Executive Officer
Dated:	November 2, 2009

APPENDIX A

Verification of Application and Statement of Fact

STATE OF NEW YORK	)
:ss.:
COUNTY OF NEW YORK	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated November 2, 2009 for and on behalf of IndexIQ ETF Trust; that he is the President of such trust, and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ETF TRUST

By	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	President

Subscribed and sworn to before

me this 2nd day of November, 2009

/s/Deborah Ferraro

Notary Public:

My Commission expires: 05/02/2010

APPENDIX A

Verification of Application and Statement of Fact

STATE OF NEW YORK	)
:ss.:
COUNTY OF NEW YORK	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated November 2, 2009 for and on behalf of INDEXIQ ADVISORS LLC; that he is the Chief Executive Officer of such company; and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ADVISORS LLC

By	/s/ Adam S. Patti
Name:	Adam S. Patti

Title:	Chief Executive Officer

Subscribed and sworn to before

me this 2nd day of November, 2009

/s/ Deborah Ferraro

Notary Public:

My Commission expires: 05/02/2010